UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

January 10, 2012

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, January 10, 2012

France Telecom offers USD 900 million in 30-year notes

France Telecom placed in the United States USD 900 million in 30-year notes, in one tranche.

Most of this bond is swapped into EUR at a rate of 4.88%.

Currency	Format	Term	Notional	Coupon	Re-offer spread
USD	fixed rate	30 years	900 million	5.375%	US Treasury Bond + 240 bps

The Group has seized a window of opportunity in the dollar bond market to continue to extend the maturity of its debt while anticipating further its future redemptions and keeping diversifying its funding sources.

BNP Paribas, BofA Merrill Lynch, HSBC and Morgan Stanley are acting as bookrunners.

Press contacts: +33 (1) 44 44 93 93

Tom Wright, tom.wright@orange.com

Mylène Blin, mylene.blin@orange.com

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Alternatively, any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. at 1-800-854-5674 (toll-free),, HSBC Securities (USA) Inc. at 1-866-811-8049 (toll free), Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1- 800-294-1322 (toll free) and Morgan Stanley & Co. LLC at 1-866-718-1649 (toll-free) or France Telecom at +33 1 44 44 22 22.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) in the United Kingdom to qualified investors (as defined in the Prospectus Directive) who are (a) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (b) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Not for distribution in Japan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: January 10, 2012	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations